UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)       September 20, 2022

SOUTHERN MISSOURI BANCORP, INC.

(Exact name of registrant as specified in its charter)

Missouri	000-23406	43-1665523
(State or other	(Commission File No.)	(IRS Employer
jurisdiction of incorporation)		Identification Number)

2991 Oak Grove Road, Poplar Bluff, Missouri	63901
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:    (573) 778-1800

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SMBC	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as deﬁned in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On September 20, 2022, Southern Missouri Bancorp, Inc., Poplar Bluff, Missouri (“Southern Missouri” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Citizens Bancshares, Co., Kansas City, Missouri (“Citizens”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Citizens will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). Immediately after the effective time of the Merger (the “Effective Time”), the Company intends to merge Citizens Bank and Trust Company, a wholly owned subsidiary of Citizens, with and into Southern Bank, a wholly owned subsidiary of the Company, with Southern Bank as the surviving institution (the “Bank Merger”). The Merger Agreement was approved and adopted by the Board of Directors of each of the Company and Citizens. The Merger is expected to be completed in the first calendar quarter of 2023, subject to customary closing conditions discussed below.

Under the terms of the Merger Agreement, unanimously approved by the boards of both entities and assuming no change in the number of issued and outstanding shares of Citizens common stock, Citizens’ shareholders are projected to receive either a fixed exchange ratio of 1.1448 shares of Southern Missouri common stock or a cash payment of $53.50 for each Citizens’ share, at the election of the shareholders, subject to adjustment based on Citizens’ capital and the total outstanding shares of Citizens at closing. Based on Southern Missouri's $52.53 average closing price over the 20-day trading period ended September 19, 2022, the transaction's value is approximately $140.0 million, with merger consideration comprised of stock and cash at a 75:25 ratio. Upon consummation of the Merger, the shareholders of Citizens will own approximately 18% of the combined company. Prior to the Effective Time, each option to purchase shares of Citizens Common Stock (each, a “Citizens Option”), whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash (subject to withholding as provided in the Merger Agreement) equal to the product of (x) $53.50 minus (y) the exercise price per share of the Citizens Option.

The Merger Agreement contains customary representations and warranties from both the Company and Citizens, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, including, in the case of Citizens, specific forbearances with respect to its business activities, (2) the obligation of the Company to call a special meeting of its shareholders to approve the issuance of Company Common Stock in the Merger, (3) the obligation of Citizens to call a special meeting of its shareholders to approve the Merger Agreement (the “Citizens Shareholder Meeting”), and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, and (4) Citizens’ non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including approval of the Merger Agreement by Citizen’s shareholders, approval of the issuance of the shares in the Merger by Company shareholders and the receipt of required regulatory approvals. The Merger currently is anticipated to be completed in the first quarter of calendar 2023.

The Merger Agreement provides certain termination rights for both Southern Missouri and Citizens and further provides that a fee of $5.5 million will be payable by Citizens upon termination of the Merger Agreement under certain circumstances as specified therein. Certain shareholders including board members and executive officers of Citizens have each executed a voting agreement pursuant to which they have agreed to vote their shares of Citizens’ common stock in favor of the Merger Agreement. Certain directors and executive officers of the Company have each executed a voting agreement pursuant to which they have agreed to vote their shares of Southern Missouri common stock in favor of the issuance of the shares in the Merger.

Pursuant to the Merger Agreement, the Company will appoint as a director one individual who had served as a director of Citizens as of the date of the Merger Agreement for a term to expire at the 2025 annual meeting. The Company has not determined who will be appointed at this time.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company or Citizens, their respective affiliates or their respective businesses that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of the Company and Citizens and a prospectus of the Company as well as in other public filings the Company makes with the Securities and Exchange Commission ("SEC").

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Citizens or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 7.01. Regulation FD Disclosure

On September 20, 2022, the Company and Citizens issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference. In addition, the Company has prepared an investor presentation regarding the transactions contemplated by the Merger Agreement, which it expects to use in connection with presentations to analysts and investors. The presentation is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

The information in this Current Report on Form 8-K is furnished pursuant to Item 7.01 and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the information furnished pursuant to Item 7.01 of this Current Report on Form 8-K.

Note Regarding Forward-Looking Statements.

This report may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Southern Missouri. Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the forward-looking statements, including, without limitation, the following: the requisite regulatory and shareholder approvals for the Company’s acquisition of Citizens Bancshares Co. which is the 100% owner of Citizens Bank and Trust Company might not be obtained or other conditions to completion of the transaction might not be satisfied or waived; expected cost savings, synergies and other benefits from the Company’s merger and acquisition activities, including the acquisition of Citizens and the Company’s other recently completed acquisition, might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations including unemployment levels and labor shortages; fluctuations in interest rates and inflation, including the effects of a potential recession or slowed economic growth caused by changes in oil prices or supply chain disruptions; monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other governmental initiatives affecting the financial services industry; the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; the Company’s ability to access cost-effective funding; the timely development of and acceptance of the Company’s new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services; fluctuations in real estate values and both residential and commercial real estate markets, as well as agricultural business conditions; demand for loans and deposits in the Company’s market area; legislative or regulatory changes that adversely affect the Company’s business; changes in accounting principles, policies or guidelines; results of examinations of the Company by its regulators, including the possibility that such regulators may, among other things, require the Company to increase its reserve for loan losses or to write-down assets; the impact of technological changes; and the Company’s success at managing the risks involved in the foregoing. Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made.

Additional factors which could affect the forward- looking statements can be found in the cautionary language included under the headings “Risk Factors” and “Forward-Looking Statements” in the Company’s Annual Report on Form 10-K filed with the SEC for the year ended June 30, 2022, and other documents subsequently filed by the Company with the SEC.

You should not place undue reliance on forward-looking statements and Southern Missouri and Citizens undertake no obligation to update or revise any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It.

In connection with the Merger, the Company will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Southern Missouri and Citizens and a prospectus of Southern Missouri, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CITIZENS AND THE PROPOSED MERGER. The joint proxy statement/prospectus will be sent to the shareholders of Citizens and Southern Missouri seeking the required shareholder approvals. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related joint proxy statement/prospectus, when filed, as well as other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov. These documents, when available, also can be obtained free of charge by accessing the Company’s website at www.bankwithsouthern.com under the tab “Investor Information” and then under “Documents”. Alternatively, these documents, when filed with the SEC by the Company, can be obtained free of charge by directing a written request to either Southern Missouri Bancorp, Inc., 2991 Oak Grove Road, Poplar Bluff, Missouri, 63901, Attn: Lorna Brannum or by calling (573) 778-1800, or to Citizens Bancshares Co., 2041 Commerce Drive, Kearney, Missouri 64060, Attn: Robert G. Wright, or by calling (816) 459-4024.

Participants in this Transaction.

The Company, Citizens and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Southern Missouri and Citizens in connection with the proposed transaction. Information about the Company’s participants may be found in the definitive proxy statement of the Company filed with the SEC on September 22, 2021, and information about Citizens’ participants and additional information regarding the interests of these participants will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. The definitive proxy statement can be obtained free of charge from the sources described above.

Item 9.01.       Financial Statements and Exhibits

(d)Exhibits

Exhibit No.Exhibit

2.1	Agreement and Plan of Merger by and among Southern Missouri Bancorp, Inc., Southern Missouri Acquisition VI Corp, and Citizens Bancshares Co. Dated as of September 20, 2022.*
99.1	Investor Presentation dated September 20, 2022.
99.2	Press Release dated September 20, 2022.
104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document

*Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN MISSOURI BANCORP, INC.

Date: September 21, 2022	By:	/s/ Matthew T. Funke
Matthew T. Funke
President and Chief Administrative Officer